

July 15, 2013

Via E-mail
Richard A. Montoni
Chief Executive Officer
Maximus, Inc.
1891 Metro Center Drive
Reston, Virginia 20190

> **Re:** **Maximus, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 16, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 10, 2013**
> **Form 8-K Filed July 2, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 25, 2013**
> **File No. 1-12997**

Dear Mr. Montoni:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

1.   Please revise the discussion of consolidated and segment results of operations to include a discussion of either cost of revenue or gross profit or tell us why you believe this would

not be significant to the discussion of your results of operations. Please note that this comment is also applicable to quarterly reports on Form 10-Q.

2.   In future filings, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your most recent Form 10-Q for the quarter ended March 31, 2013 discusses that "[c]ash provided by operating activities from continuing operations for the six months ended March 31, 2013 was $39.5 million, compared with $69.0 million in the same period in fiscal year 2012." We note that you explain the reason for this decline is due to payment delays. In future filings, please discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Part I. Financial Information, page 3

Item 1. Consolidated Financial Statements, page F-3

Note 7. Commitments and Contingencies, page 11

Acquired loss-making contract, page 12

3.   We note your disclosure on Form 8-K filed February 26, 2013 that no revenue or direct costs were recognized on this project from the date of acquisition through February 2013. Please explain to us why.

Form 8-K Filed July 2, 2013

4.   Where you provide earnings guidance or other forward-looking information using non-GAAP measures such as adjusted diluted earnings per share, please provide a reconciliation of the differences between the non-GAAP measure and the most comparable financial measure calculated in accordance with GAAP. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(b) of Regulation S-K. Moreover, we note you provided earnings guidance using adjusted diluted earnings per share in the presentation given at the Citi Global Healthcare Conference on February 26, 2013. Please tell us how you have complied with Regulation G as it relates to this public disclosure of a non-GAAP financial measure.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Annual Cash Incentives, page 22

5. We note your disclosure in the first full paragraph at the top of page 23, where you discuss the various factors that you assess for purposes of determining whether an executive officer is eligible to receive an award. It is unclear to us, however, whether you give any particular weight to the various factors you describe here. For example, for Messrs. Montoni and Walker you indicate that their awards are "primarily" based upon the Company's achievement of the EPS goal and "other important corporate-wide initiatives." Please tell us how much weight you give to the "other important corporate-wide initiatives." This comment applies to the different factors you apply to all of the named executive officers.

6. Also, please help us understand how you assess achievement of the non-EPS factors that you discuss here by elaborating upon the description you provide and clarifying whether your assessment is based upon objective or subjective measures of performance. For example, please explain how you assess the "financial and strategic performance of the[ir] respective business units…" applicable to Messrs. Caswell, Piloti, and Andrekovich, with a view to helping us understand what performance goals you communicated to your named executive officers at the outset of the fiscal year and how you assessed whether such goals were met or, in this year's case, exceeded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. hompson
Accounting Branch Chief